FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For March 10, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F    X            Form 40-F
                            _____                     _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No    X
                              _____         _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1.    Press release dated March 7, 2003

                                   SIGNATURES





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                      (Registrant)



Date: March 10, 2003                        By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE

                                                                   March 7, 2003

              EXTENSION OF EXCHANGE OFFER AND CONSENT SOLICITATION

New York, London and Luxembourg - March 7, 2003 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces that it is extending the private exchange offer and consent solicitation to holders of 13-1/2% Senior Subordinated Discount Notes due 2006, or the "Old Notes", who are not U.S. persons, or who are U.S. persons that are either "qualified institutional buyers" or "institutional accredited investors" (as each of those terms are defined under the Securities Act of 1933, as amended) and who can make the representations to exchange, upon the terms and subject to the conditions set forth in the private offering documents, until 5:00 p.m. New York City time on March 14, 2003, unless further extended by Millicom.

The rights of withdrawal for those bondholders who have already tendered their acceptance to the exchange offer and consent solicitation shall continue until the new expiration date in accordance with the terms of the private offering documents.

This press release is neither an offer to purchase nor a solicitation of an offer to sell Millicom's securities and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Old Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                         Telephone: +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Andrew Best                                          Telephone: +44 20 7321 5022
Shared Value Ltd, London

Visit Millicom's homepage at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. Millicom's cellular operations have a combined population under license (excluding Tele2) of approximately 360 million people. In addition, Millicom provides high-speed wireless data services in seven countries. Millicom also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom's shares are traded on the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forwardlooking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.